                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                        Universal Outdoor Holdings, Inc.
                       ----------------------------------
                              (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                   91377M 10 5
                       ----------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  6  Pages
                                        ---

CUSIP No. 91377M 10 5                 13G                 Page  2  of  6  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

               Daniel L. Simon
               ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
               United States of America
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                           8,584,008
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                            none
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                        7,179,540
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                        none
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          8,584,008
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
          N/A
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          32.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

              SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934




ITEM 1.

(a)  Universal Outdoor Holdings, Inc.
     ---------------------------------------------------------------------------
                              (Name of Issuer)

(b)  321 North Clark Street, Suite 1010, Chicago, Illinois 60610
     ---------------------------------------------------------------------------
                (Address of Issuer's Principal Executive Offices)


ITEM 2.

(a)  Daniel L. Simon
     ---------------------------------------------------------------------------
                             (Name of Person Filing)

(b)  321 North Clark Street, Suite 1010, Chicago, Illinois 60610
     ---------------------------------------------------------------------------
                     (Address of Principal Business Office)

(c)  United States of America
     ---------------------------------------------------------------------------
                                  (Citizenship)

(d)  common stock of Universal Outdoor Holdings, Inc., $0.01 par value per share
     ---------------------------------------------------------------------------
                         (Title of Class of Securities)

(e)  91377M 10 5
     ---------------------------------------------------------------------------
                                 (CUSIP Number)


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

NOT APPLICABLE

                                Page 3 of 6 Pages

ITEM 4.   Ownership.

(a)  8,584,008 shares of common stock of Universal Outdoor Holdings, Inc.(1)
     ---------------------------------------------------------------------------
                              (Amount Beneficially Owned)

(b)  32.4%
     ---------------------------------------------------------------------------
                               (Percent of Class)

(c)  Number of shares as to which such person has:

     (i)   8,584,008 shares
           ---------------------------------------------------------------------

                   (sole power to vote or to direct the vote)

     (ii)  none
           ---------------------------------------------------------------------
                  (shared power to vote or to direct the vote)


     (iii) 7,179,540 shares
           ---------------------------------------------------------------------
             (sole power to dispose or to direct the disposition of)

     (iv)  none
           ---------------------------------------------------------------------
            (shared power to dispose or to direct the disposition of)


ITEM 5.   Ownership of Five Percent or Less of a Class.

NOT APPLICABLE


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Brian T. Clingen is the beneficial owner of 802,852 shares of Common Stock, 352,078 shares issuable to him upon exercise of certain warrants and 125,008 shares held by the Clingen Family Limited Partnership of which he is the general partner, which represent in the aggregate 5.3% of the outstanding Common Stock. The voting rights for such securities have been granted to Daniel L. Simon pursuant to a voting trust agreement.


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE



-------------------------
     (1) Includes 124,530 shares beneficially owned by Paul G. Simon, the brother of Daniel L. Simon, the voting rights of which have been granted to Daniel L. Simon pursuant to a voting trust agreement (such shares represent less than 1% of the outstanding common stock of Universal Outdoor Holdings, Inc.)

                                Page 4 of 6 Pages

ITEM 8.  Identification and Classification of Members of the Group.

NOT APPLICABLE


ITEM 9.   Notice of Dissolution of Group.

NOT APPLICABLE


ITEM 10.  Certification.

NOT APPLICABLE









                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Daniel L. Simon
                                   -------------------------
                                   Daniel L. Simon


February 13, 1997